Exhibit 14

GROWN ROGUE INTERNATIONAL INC.

Request for Financial Statements

Fiscal Year: 2022

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholder may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis (“MD&A”) and/or annual financial statements and MD&A.

If you wish to receive these documents by mail or email, please return this completed form to:

CAPITAL TRANSFER AGENCY ULC

390 BAY ST., SUITE 920

TORONTO, ON M5H 2Y2

Rather than receiving financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

SHAREHOLDER REGISTRATION (PLEASE PRINT CLEAR IN BLOCK LETTERS)

STREET ADDRESS

CITY	PROV/STATE	POSTAL/ZIP CODE

COUNTRY (IF NOT CANADA OR USA)	EMAIL

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK THE BOX AND PROVIDE YOUR FORMER ADDRESS BELOW
☐
PLEASE SEND ME THE FOLLOWING:
☐	Annual Financial Statements with MD&A
☐	Interim Financial Statements with MD&A

SIGNED:		DATE:
(Signature of Shareholder)